Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

GulfMark Offshore, Inc.:

We consent to the use of our reports dated February 23, 2012, with respect to the consolidated balance sheet of GulfMark Offshore, Inc. and consolidated subsidiaries as of December 31, 2011, and the related consolidated statements of operations, stockholders’ equity, comprehensive income, and cash flows for the year ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 Annual Report on Form 10-K of GulfMark Offshore, Inc. and consolidated subsidiaries incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas

December 21, 2012